Filed by RMR Mortgage Trust

Commission File No. 001-34383

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Tremont Mortgage Trust

Commission File No. 001-38199

Date: May 5, 2021

The following is the script for an earnings conference call of RMR Mortgage Trust (“RMRM”) hosted by Thomas J. Lorenzini, President of RMRM, and G. Douglas Lanois, Chief Financial Officer and Treasurer of RMRM, on May 5, 2021.

RMR Mortgage Trust

Q1 2021 Earnings Call Script

Wednesday, May 5, 2021 at 10:00 AM

Operator:

Good morning. Welcome to RMR Mortgage Trust’s First Quarter 2021 Financial Results Conference Call. (Operator Instructions). Please note, this event is being recorded.

I would now like to turn the conference over to Kevin Barry, Manager of Investor Relations. Please go ahead.

Speaker: Kevin Barry

Thank you, and good morning, everyone. Thanks for joining us today.

With me on the call are President, Tom Lorenzini and Chief Financial Officer and Treasurer, Doug Lanois. In just a moment, they will provide details about our business and our performance for the first quarter of 2021, as well as details about our proposed merger with Tremont Mortgage Trust.

Please note that we will not be taking questions on this call, but we hope to do so on future calls. RMR Mortgage Trust recently transitioned to a commercial mortgage REIT and currently does not have sell-side research coverage, but we do hope a few firms pick up coverage of the company in the future.

I would like to note that the recording and retransmission of today’s conference call is strictly prohibited without RMRM’s prior written consent. Also note that today’s conference call contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. These forward-looking statements are based on RMRM’s beliefs and expectations as of today, Wednesday, May 5, 2021, and actual results may differ materially from those that we project. RMRM undertakes no obligation to revise or publicly release the results of any revision to the forward-looking statements made in today’s conference call. A number of risks and uncertainties exist that could cause RMRM’s actual results to differ materially from those expressed or implied. Additional information concerning factors that could cause those differences is contained in our filings with the Securities and Exchange Commission, or SEC, which can be accessed from the SEC’s website. Investors are cautioned not to place undue reliance upon any forward-looking statements.

In addition, our discussion regarding the proposed merger of RMRM and TRMT does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. RMRM expects to file with the SEC a registration statement on Form S-4 containing a joint proxy statement/prospectus and other documents with respect to the merger and other transactions with respect to both RMRM and TRMT. Investors are urged to read the joint proxy statement/prospectus (including all amendments and supplements) if and when they become available and any other documents to be filed with the SEC in connection with the merger or incorporated by reference in the joint proxy statement/prospectus because they will contain important information about the merger. Information regarding potential participants and any proxy solicitation of RMRM and TRMT shareholders and a description of their direct and indirect interests by security holdings or otherwise will be contained in the joint proxy statement/prospectus filed in connection with the proposed merger.

Finally, we will be discussing Non-GAAP numbers during this call, including distributable earnings. Please note that there were no non-GAAP adjustments between net income determined in accordance with GAAP and distributable earnings during the first quarter of 2021. Please see our quarterly earnings release which is available on our website.

I will now turn the call over to Tom.

Speaker: Tom Lorenzini

Thank you, Kevin. Good morning everyone and thank you for joining us for RMR Mortgage Trust’s first earnings call. I’ll begin with an overview of RMRM’s business activity during the first quarter and provide some commentary about the proposed merger with Tremont Mortgage Trust. I’ll then turn the call over to Doug to discuss our recent investment activity and first quarter financial results.

In early January, we reached a key milestone in transitioning RMRM to a commercial mortgage REIT. The SEC issued an order granting RMRM’s request to deregister as an investment company under the Investment Company Act of 1940, which enabled us to proceed with full implementation of our new business mandate. Our investment objective is to balance capital preservation with generating attractive, risk adjusted returns for our shareholders. To that end, we will primarily originate first mortgage whole loans, generally between $10 million and $50 million, secured by middle market and transitional commercial real estate.

We are off to a strong start executing on our business plan. At the end of the first quarter, we had already closed seven loans with an aggregate loan commitment of $177 million dollars, generating a weighted average coupon of 5.0 percent and an All-In-Yield of 5.7 percent. Our momentum continued subsequent to quarter end with the closing of two additional loans, increasing our portfolio of committed capital to more than $250 million. Our portfolio of nine whole loans is diversified geographically and across asset classes with investments in multifamily, industrial, office, lab and retail collateral. In aggregate, the portfolio has a weighted average LTV of 65 percent and a weighted average maximum maturity of 4.2 years, when including extension options.

During the quarter we closed on a master repurchase agreement with UBS. The facility has a three-year term and permits advancements of up to 75% of a whole loan investment amount. We plan to use this facility to leverage our investments and further drive increased returns to shareholders.

We look forward to building on our investment momentum and expanding our portfolio. Our manager Tremont Realty Advisors LLC, under their tradename Tremont Realty Capital, is active in the market with a robust pipeline of potential investment opportunities. We currently have more than $600 million dollars of transactions in various stages of review, underwriting, and diligence. This includes five term sheets outstanding for prospective financing opportunities with an aggregate loan amount of approximately $135 million dollars. These are opportunities that have quoted financing terms with an effort to win the business and convert them to loan applications. In addition to the outstanding term sheets, Tremont Realty Capital has more than 20 potential transactions totaling over $450 million dollars in various stages of review for possible investment. From an asset class perspective, the top product types currently in our pipeline include multifamily, medical office, industrial and office. We are also seeing strong deal flow in life science properties, self-storage and manufactured housing.

Based on our momentum and the size of our active pipeline, in April we declared a distribution to our shareholders of 15 cents per share payable on May 20th. As we look ahead to the back half of 2021, assuming we execute on our plans to close additional loans and ramp up the portfolio, we expect to generate distributable earnings that will be more than sufficient to support RMRM’s current distribution rate on a quarterly basis.

Additionally, we are thrilled about our announcement last week that we have entered into a definitive agreement to merge with Tremont Mortgage Trust. As you may know, we hosted a conference call to discuss the merger in detail. A replay of the call and a copy of the presentation we referenced can be found on RMRM’s website. We encourage you to review the presentation as it contains important information about the merger, including warnings regarding forward-looking statements and other disclaimers.

This combination provides a tremendous opportunity to build on our growth momentum and provides compelling benefits to our shareholders. First, the merger presents a unique opportunity to quickly achieve needed scale and create a more diversified commercial mortgage REIT. By coming together, the transaction is expected to immediately position the combined company to approach $1 billion dollars in assets when fully invested.

Second, we expect this transaction to be accretive to distributable earnings and will help us grow our financial strength. We will generate savings by eliminating redundant public company costs with the potential to further drive operating efficiencies as we scale the business.

Third, following the close of the transaction, we believe shareholders will benefit from an increase in trading liquidity and investor base diversity with an expanded public common share float. We also expect our expanded capital base to improve our ability to access the capital markets with additional and more efficient sources of financing to fund our growth as we leverage the combined company’s liquidity and debt capacity. This merger represents a compelling opportunity to address this challenge, and potentially lower our cost of capital to further enhance our return on equity.

The combined company will not only have greater scale, but also broader investment diversity among loans across geographies and asset classes. The investments of the combined company will be more evenly balanced across commercial real estate nationwide and secured by property types that have performed relatively well through the pandemic, including Industrial, Multifamily, Life Science and Office properties.

And finally, we believe this proposed merger will provide greater market visibility and increased deal flow as we become a more significant player in the commercial mortgage market. We anticipate strong demand for bridge loans over the next several years and believe that this opportunity positions the merged company to pursue its focus on commercial mortgage lending, driving earnings growth, and ultimately, maximizing long-term value for our shareholders.

(pause……..)

And with that, I’ll turn it over to Doug.

Speaker: Doug Lanois

Thank you, Tom, and good morning everyone. I’ll begin with an update on our recent loan investments and then discuss our financial results.

During the first quarter, we closed two loans with an aggregate capital commitment of approximately $65 million dollars. One is a $10.9 million dollar bridge loan to finance the acquisition of a nine-story multi-tenant office building containing 83,000 square feet in Miami, Florida. We also closed a $54.6 million dollar loan to refinance two manufactured housing communities comprised of approximately 1,200 home sites located in Ohio. This is our largest loan to date and includes an initial funding of approximately $44.6 million dollars and a future funding allowance of approximately $10 million dollars for capital improvements to further enhance these communities.

Following the end of the quarter, we continued our investment activity with two additional new loans. We closed a $39.2 million dollar loan financing the acquisition of two Class A cold storage industrial buildings located in Londonderry, New Hampshire. An initial advance of $34.2 million was funded at closing with future advances of up to $5.0 million is available for tenant improvements, leasing commissions and capital expenditures. Most recently, we closed a $34.3 million dollar loan to refinance a property comprised of a 191,000 square foot office building and a 97,000 square foot industrial building located in Colorado Springs, Colorado. An initial advance of approximately $29 million was funded at closing with future advances of up to $5.3 million dollars. This marked RMRM’s ninth closing, increasing our committed capital to more than $250 million dollars.

Turning now to our financial results for the first quarter…

Due to our business transition in early January, a comparison of RMR Mortgage Trust’s first quarter earnings results to the prior year period would not be meaningful. Today, we will focus on our results of the quarter ended March 31, 2021.

Let's begin with the statement of operations. Our first quarter net income and distributable earnings came in at 3 cents per common share. There were no non-GAAP adjustments between net income and distributable earnings in the quarter.

Interest earned on our investments amounted to $2.0 million dollars. As presented in our supplemental financial package, our weighted average all in yield on our investments as of March 31st was 5.7 percent. This includes our weighted average LIBOR floor of 77 basis points, a weighted average spread of 422 basis points, plus the amortization of our loan fees.

Our expenses in the first quarter totaled $1.6 million. This includes management fees of $715 thousand dollars, general and administrative expenses of $592 thousand dollars and shared services expense reimbursement of $326 thousand dollars.

As Tom mentioned, we recently entered into a master repurchase facility with UBS, which we will use to leverage our investments. The facility has a three-year term and no maximum facility amount. We expect advancements under the facility to not exceed our equity amount, which was approximately $193 million at the end of the first quarter. We had no outstanding balance as of March 31, 2021. In April, we drew $23 million dollars in connection with the two loan closings in April.

Turning to our balance sheet…

At the end of the first quarter, we had $47 million dollars in cash. Our loans held for investment, net, totaled $147 million dollars. We had total loan commitments of approximately $177 million dollars of which $29 million dollars was unfunded. The book value of our common shares at quarter end was $18 dollars and 94 cents.

This concludes our presentation for today. Thank you all for joining us. We look forward to updating you on our progress on future calls.

[End]

Warning Concerning Forward-Looking Statements

This transcript of the earnings conference call by RMRM contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Also, whenever RMR Mortgage Trust (Nasdaq: RMRM), or RMRM, and Tremont Mortgage Trust (Nasdaq: TRMT), or TRMT, use words such as “believe”, “expect”, “anticipate”, “intend”, “plan”, “estimate”, “will”, “may” and negatives or derivatives of these or similar expressions, they are making forward-looking statements. These forward-looking statements are based upon RMRM’s and TRMT’s present intent, beliefs or expectations, but forward-looking statements are not guaranteed to occur and may not occur. Actual results may differ materially from those contained in or implied by RMRM’s and TRMT’s forward-looking statements as a result of various factors, which include those that are detailed in each of RMRM’s Current Report on Form 8-K filed on March 24, 2021 and TRMT’s periodic reports and subsequent filings with the Securities and Exchange Commission, or SEC. You should not place undue reliance upon forward-looking statements. Except as required by law, RMRM and TRMT do not intend to update or change any forward-looking statements as a result of new information, future events or otherwise.

Additional Information about the Merger

In connection with the proposed merger, RMRM expects to file with the SEC a registration statement on Form S-4, containing a joint proxy statement/prospectus, and other documents with respect to the proposed merger and other transactions contemplated by the Agreement and Plan of Merger entered into by TRMT and RMRM. The joint proxy/prospectus will contain important information about the proposed merger and related transactions. SHAREHOLDERS OF RMRM AND TRMT ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER RELEVANT DOCUMENTS FILED BY TRMT AND RMRM WITH THE SEC CAREFULLY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT RMRM, TRMT AND THE PROPOSED MERGER AND RELATED TRANSACTIONS.

Shareholders of RMRM and TRMT may obtain free copies of the registration statements, the joint proxy statement/prospectus and other relevant documents filed by RMRM or TRMT with the SEC (if and when they become available) through the website maintained by the SEC at www.sec.gov. Copies of the documents filed by RMRM with the SEC are also available free of charge on RMRM’s website at www.rmrmortgagetrust.com. Copies of the documents filed by TRMT with the SEC are also available free of charge on TRMT’s website at www.trmtreit.com.

This transcript of the earnings conference call by RMRM is for informational purposes only and is not intended to and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale of securities would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Participants in Solicitation Relating to the Merger

RMRM, TRMT and their respective trustees and executive officers, and Tremont Realty Advisors LLC, The RMR Group LLC, The RMR Group Inc. and certain of their respective directors, officers and employees may be deemed to be participants in the solicitation of proxies from the shareholders of RMRM and TRMT in respect of the proposed merger. Information regarding RMRM’s trustees and executive officers can be found in RMRM’s proxy statement filed with the SEC on March 24, 2021. Information regarding TRMT’s trustees and executive officers can be found in TRMT’s proxy statement filed with the SEC on March 25, 2021. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and other relevant documents filed with the SEC in connection with the proposed merger if and when they become available. These documents are available free of charge on the SEC’s website and from RMRM or TRMT, as applicable, using the sources indicated above.